Energy Transfer Equity, L.P.

December 20, 2005

Via EDGAR, FACSIMILE AND MESSENGER

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	Energy Transfer Equity, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 13, 2005
File No. 333-128097

Dear Mr. Owings:

On November 1, 2005, Energy Transfer Equity, L.P. (“Energy Transfer Equity” or “ETE”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement on Form S-1 (File No. 333-128097) (the “Registration Statement”).

The following responses are for the Staff’s review. For your convenience we have repeated each comment of the Staff exactly as given in the Staff’s comment letter. Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2 to the Registration Statement.

Our Management, page 5

1.	Please refer to comment 11 in our letter dated September 30, 2005. State here that ETP may be your potential competitor if you develop independent operations in the future.

Response: We have revised the Registration Statement accordingly. See page 5.

Our Cash Distribution Policy and Restrictions on Distributions, page 48

Unaudited Pro Forma Consolidated Available Cash, page 50

2.	Please refer to comment 22 in our letter dated September 30, 2005. We reissue part of the comment. Please add a footnote that shows your calculation of your proceeds

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December 20, 2005

from the issuances of ETP common units or add a cross reference to show specifically where this information can be found.

Response: We have revised the Registration Statement accordingly. See page 54.

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated Adjusted EBITDA, page 55

3.	Please refer to comment 25 in our letter dated September 30, 2005. Please disclose the reasons for the significant increase in EBITDA for the transportation segment from $63.7 million for the year ended August 31, 2004 to the $275 million estimate for the 12 months ended August 31, 2006 in a similar fashion to what you provided in your response letter. Estimated organic growth represents greater than a 50% increase when compared to the $63.7 million EBITDA for the transportation segment for the year ended August 31, 2004. Please revise to explain the principal factors contributing to the significant organic growth assumption and whether your estimate of organic growth for the forecasted period differs from your long-term expectations of organic growth for the transportation segment. To the extent that your long-term organic growth assumption is materially lower than your organic growth assumption for the forecasted period, please ensure a reader understands the implications of the variance between near-term and long-term growth assumptions on your ability to increase cash distributions in periods beyond the forecasted period.

Response: We have revised the Registration Statement accordingly. See pages 60-61.

4.	Please refer to comment 26 in our letter dated September 30, 2005. Please tell us how you determined that no adjustment is necessary to your estimated cash available to pay distributions. You note that a $100 million working capital facility available at the closing of the offering would obviate further equity issuances to support your cash distributions to unitholders. Given that the equity issuance resulted in proceeds of $131.0 million we do not understand your statement that your ability to make your cash distribution does not depend on equity issuances since the working capital facility would be insufficient to supply the cash necessary to make your intended distribution assuming it was available prior to the closing of the offering. Also, to the extent your assumption is that you would rely on increased borrowings in future periods to fund intended cash distributions, your disclosure should reflect an appropriate amount for the incremental cash interest expense that would be incurred to fund your cash distributions through borrowings on your working capital facility.

Response: Based on the cash distributions we expect to receive from ETP, at the current distribution rate of $2.20 per ETP common unit on an annualized basis, we do not expect to depend on future issuances of our equity securities to support the payment of cash distributions to our existing unitholders. Although we have the ability to fund distributions from borrowings under the Revolving Credit Facility to be entered into

Securities and Exchange Commission

December 20, 2005

concurrently with the closing of the offering (a revised description of which is included in Amendment No. 2 to the Registration Statement), we do not expect to fund distributions from borrowings because the amount received by us annually from ETP is adequate to pay the $0.70 initial distribution to the holders of our Common and Class B Units. The inclusion of $131 million from proceeds from equity offerings in the Schedule of Estimated Cash Available to Pay Distributions is not relied upon by us to pay distributions but has been included to demonstrate our ability to fund our growth and acquisition capital expenditures. The Schedule shows total growth and acquisition capital expenditures of $623,478, which we demonstrate will be funded by a combination of the proceeds from equity offerings, borrowings for acquisitions and net borrowings under loan agreements totaling $623,479. We have revised the Registration Statement accordingly to clarify. See pages 62-63 .

Management’s Discussion and Analysis of Financial Condition…, page 69

Overview, page 69

5.	In your discussion of anticipated minimum volumes of natural gas and NGLs sold on a pro forma basis for the fiscal year ending August 31, 2004, please reconcile those amounts to the amounts disclosed in your assumptions on page 56.

Response: We have revised the Registration Statement accordingly. See pages 59 and 75.

Security Ownership of Certain Beneficial Owners and Management, page 165

6.	Please refer to comment 36 in our letter dated September 30, 2005. Please identify the persons that control Oasis Gas Partners LLC. Also, provide the beneficial ownership information for the entities identified on page 218.

Response: We have revised the Registration Statement accordingly. See pages 168, 225-227.

Description of Our Common Units, page 177

Transfer of Common Units, page 177

7.	Please refer to comment 36 in our letter dated September 30, 2005. Represent, if accurate, that although by state law or partnership agreement, your general partner is not prevented from withholding its consent to an assignee requesting admission as a substituted limited partner, you do not foresee your general partner exercising that right.

Response: We have revised the Registration Statement accordingly. See page 180.

Underwriting, page 220

8.	Please refer to comment 38 in our letter dated September 30, 2005. It appears from your response letter that the electronic offering procedures and materials utilized by

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December 20, 2005

UBS Securities LLC through its “New Issues” system for this offering do not differ from those reviewed by the staff in the spring of 2001. Please confirm to us that this is indeed the case. Alternatively, if the procedures and materials have changed, please describe them in your response letter.

Response: Although there has been a cosmetic restyling of the “New Issues” pages (previously called the “DealKey” system) since the Staff’s review of UBS’ procedures in 2001, in every substantive respect the procedures remain the same. In view of the recent effectiveness of the Commission’s securities offering reform rules, UBS intends to ensure that any electronic offering materials are broadly distributed but not downloadable, and to otherwise comply with new Rule 433 and the other requirements of the Securities Act and the rules and regulations thereunder as currently in effect.

Directed Unit Program, page 223

9.	Please refer to comment 41 in our letter dated September 30, 2005. In your response letter, please tell us how you have determined the prospective participants in the directed share offering, and particularly identify the category of the “certain other persons.” In addition, describe to us the procedural differences between the directed share offering and the general offering to the unaffiliated public investors. Finally, please provide us a brief analysis on how the directed share offering meets the requirements of Section 5 and Rule 134. We reissue the comment in part.

Response: The directed unit program will differ from the general offering to unaffiliated public investors in two primary procedural respects. First, ETE will identify and provide a list to UBS Financial Services Inc. of potential participants in the directed unit program. These participants will include investors who have previously expressed an interest in owning ETE or ETP common units, officers, directors and employees of ETE and ETP and their family members, consultants, advisors and personal friends with whom we have a relationship and whom we believe may be interested in purchasing ETE units. Secondly, in order to obtain an accurate estimate of allocations among participants in the directed unit program and ensure compliance with the conduct rules of the National Association of Securities Dealers, UBS Financial Services will deliver written directed unit program materials to the potential participants that will not be delivered to potential investors in the general offering. As noted by the Staff, the delivery of such additional written materials and the solicitation of indications of interest from potential participants necessitates implementation of additional procedural safeguards to ensure compliance with Section 5 of the Securities Act. These safeguards are provided for in the directed unit program materials attached to our letter to the Staff dated October 13, 2005 and in the procedures UBS Financial Services Inc. will follow in connection with the directed unit program as summarized in that letter. ETE and UBS Financial Services Inc. will assure that the directed unit program materials and procedures with respect to the directed unit program offering are consistent with Section 5 of the Securities Act and Rule 134 by:

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December 20, 2005

•	ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed unit program will contain language that is permitted by Rule 134;

•	requiring each directed unit program participant to acknowledge that no offer to buy any of the common units in the proposed offering can be accepted and no part of the purchase price can be received by UBS Financial Services Inc. until the registration statement covering the proposed offering has been declared effective by the Commission and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase common units is given after the effective date of the registration statement;

•	providing that a potential purchaser’s submission of a completed indication of interest form involves no obligation or commitment of any kind, and by completing the indication of interest form, the person is not binding himself or herself to purchase any common units; and

•	if the potential purchaser confirms his or her intention to purchase, UBS Financial Services Inc. will send the purchaser a written confirmation of the sale with respect to the common units only after a final prospectus that meets the requirements of Section 10 of the Securities Act of 1933, which will contain the price of the offering and other information not included in the preliminary prospectus, has been filed with the Commission and/or sent to such purchaser.

ETE advises the Staff that, in connection with the directed unit program, no offers were made prior to the filing of the Registration Statement, offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

Energy Transfer Equity, L.P. and Subsidiaries

Audited Consolidated Financial Statements, page F-19

General

10.	Please update the filing to include audited financial statements for the year ended August 31, 2005. See Rule 3-12(d) of Regulation S-X.

Response: We have revised the Registration Statement to include audited financial statements for the year ended August 31, 2005.

Securities and Exchange Commission

December 20, 2005

Notes to Consolidated Financial Statements, page F-27

General

11.	Please refer to comment 43 in our letter dated September 30, 2005. Please tell us if there have been any equity issuances subsequent to September 2, 2005. It was our understanding that Class B units convertible into common units on a one-for-one basis had been issued recently. This issuance does not appear in your response or in Item 15 of your amended filing. Please provide us with the following information regarding each issuance of common units, warrants, options, or debt that is convertible into common units. Providing the requested information in a tabular format for the period would help expedite our review. Tell us in detail the date of each issuance, what was issued, all of the terms associated with each issuance (number of shares, stock price paid, exercise price and terms, and conversion price and terms), the fair value of a share of your common units on each issuance date, how you determined the fair value on each date, and the amount of any compensation expense, interest expense, or other charges recorded in your financial statements associated with each issuance, including how you calculated any amount recorded. If any amounts are being amortized rather than expensed immediately, also tell us how you determined the amortization period. If the fair value you indicate for your stock on any of these issuance dates is less than the anticipated initial public offering price, also describe the intervening events that occurred between the issuance date and the date you filed your registration statement that significantly increased the fair value of your stock. Also, reconcile the amounts of compensation expense and other expenses recorded in your financial statements to the analysis you provide us.

Response: We have not issued any equity subsequent to September 2, 2005 and, therefore, no tabular presentation is necessary. The Class B units will be issued concurrently with the closing of ETE’s initial public offering, and will be valued at the initial public offering price. Under the applicable provisions of our Third Amended and Restated Agreement of Limited Partnership, a fixed number of Class B Units, totaling 2,521,570 Class B Units, will be issued at the closing of the offering. We previously engaged a third party to conduct a preliminary valuation of the Class B Units, which determined that the Class B Units should be valued at the initial public offering price. We will record as an expense an amount equivalent to this value during the period in which the initial public offering closes. The Registration Statement has been revised accordingly. See pages 76, F-60 and F-61.

Note 1. Operations and Organization, page F-27

12.

Please refer to comment 44 in our letter dated September 30, 2005. It does not appear you used the fair value of ETP common units received to record the transaction. The closing price as quoted on the New York Stock Exchange was $34.07 on June 20, 2005 and $33.80 on June 15, 2005. In Note 18 on page F-73 you disclose that the units were sold at a 6% discount to the closing common unit price

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on June 17, 2005. Please explain the justification for the discount assumed and the significance of the June 17, 2005 date used to determine the amount of the discount. Please advise or revise.

Response: As stated in our previous response, we have recorded the transaction at the fair value paid for such ETP common units by the investors who purchased them from ETP in the private placement. As disclosed in the ETP press release issued in connection with this private placement, 1,640,000 ETP common units were purchased by a group of persons comprising the members of FHM Investments, L.L.C. from ETP at a price equal to 94% of the most recent ETP closing price on such date. Because such persons included persons who were members of management of ETP, the transaction and its terms, including the price paid for the ETP common units, was approved by the Independent and Audit Committees of ETP’s general partner. The ETP common units were purchased by such persons on June 17, 2005, at the time of the execution of the purchase agreement. The closing price of ETP common units on June 17, 2005 was $33.99. Thus, 94% of such value, or $31.95, was the price paid for the ETP common units. The Independent Committee of ETP’s general partner retained both financial and legal advisers who helped set the pricing parameters of the private placement. The price that was offered to the purchasers was determined by the Independent Committee based upon a presentation by its advisers that included information on recent private equity placements and other financial analysis related to ETP and the private placement transaction. We believe the discount is comparable to the discount that would have been given to an unaffiliated purchaser in a large block equity transaction.

Gain on Issuances of Subsidiary Units, page F-38

13.	Please refer to comment 45 in our letter dated September 30, 2005. It appears that your general partner interest in ETP would not change as a result of the required pro rata capital contributions. However, we assume that your limited partner interest you hold would change as a result of future issuances. Tell us if you have recognized any SAB 51 transactions related to the limited partner interest you hold. Also, please tell us where you discuss the required capital contributions of ETP’s general partner on pages 118 and F-38 as indicated in your response letter.

Response: Our 2% general partner interest in ETP does not change because of the requirement in ETP’s partnership agreement that the general partner make pro rata capital contributions upon the issuance of additional equity. This requirement is discussed on pages 20, 59, 66 and 108 of the Registration Statement and on pages F-33, F-34 and F-84 of our consolidated financial statements. Unlike our general partner interest, our limited partner interest in ETP is based upon the number of ETP common units that we own. Thus, our limited partner interest in ETP would become diluted in the event of future issuances of common units by ETP. Our accounting policy is to account for the difference between the carrying amount of our investment in the ETP common units that we own and their underlying book value arising from issuances of units by ETP. This difference is recorded as a capital transaction in accordance with SAB 51, and we have not made the income recognition election, as noted in our discussion of critical accounting policies on page 120 of the Registration Statement and in our disclosures on pages F-33, F-60 and F-61 of our consolidated financial statements. We recorded during fiscal year 2005 a $2.7 million capital transaction for the difference between the carrying amount of our investment in ETP and the underlying book value that was related to the issuances of ETP common units occurring during fiscal year 2004, as disclosed on page F-61 of our consolidated financial statements. The Partnership determined this amount was not material to our financial statements for the period ended August 31, 2004.

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December 20, 2005

Employee Incentive Interest, page F-40

14.	Please refer to comment 46 in our letter dated September 30, 2005. Please help us understand the specific literature you relied upon in determining the propriety of the nature and size of the discounts you assumed in valuing the employee incentive units. While we understand that a discount is necessary to account for certain contingencies it is not clear how you determined that a 99% discount was necessary. In this regard, please tell us whether ETE’s debt obligations and/or distributions to limited partner units were supported or guaranteed by any affiliated entities of ETE, such that risk of nonpayment was reduced. Further, please explain in greater detail how you determined that a 40% discount for lack of marketability is appropriate.

Response: Management considered various facts and circumstances in existence at the time of the issuance of the Employee Incentive Units (EIUs) in determining the fair value of the EIUs on that date. We considered the guidance in SFAS 123, which requires that significant assumptions be made to determine fair value based on specific facts and circumstances on the grant date. Specifically, we considered the following factors:

•	Lack of inherent value in the Partnership at inception — ETE was a startup entity with very minor assets prior to the acquisition of the Aquila assets. The Aquila assets were acquired as a result of a negotiation process between unrelated parties and was therefore representative of fair value. Accordingly, there was no inherent value in the Partnership at that time beyond the capital contributed by the limited partners (i.e. those that contributed assets or cash). As the partnership agreement required a return of capital plus a compounded 10% annual rate of return (“payout”) before the EIUs would be entitled to any distributions, there was significant uncertainty about the ability of the EIUs to receive any significant distributions.

•	Industry performance and uncertainty — At the time of grant, the natural gas industry was significantly depressed following, among other things, the business failure of Enron. Substantially all industry participants were facing significant financial difficulties (reference El Paso, Dynegy, Willams, Enron and other public and private natural gas industry participants). The issues facing the industry participants called into question whether ETE would be able to achieve the operating results necessary to achieve payout.

•	Preferred return to the limited partners following repayment of debt and other necessary expenditures — To achieve payout thereby entitling the EIUs to receive distributions, the Partnership would first be required to repay approximately $160 million of debt incurred in the acquisition of the Aquila assets plus interest, which we estimated to be approximately $11 million annually. The Partnership would also then be required to make distributions to the limited partners of approximately $225 million (representing the capital contributed of approximately $140 million plus the compounded 10% annual return). Additionally, maintenance capital expenditures would be necessary to maintain the existing assets, which we estimated would represent at least $6 million annually. Accordingly, over a five year period, total non-operating expenditures of approximately $470 million would have to be covered from cash flows before any distributions could be made to the EIUs.

Management estimated net cash flows of the assets acquired (calculated as EBITDA) to be approximately $41 million annually. More than eleven years of operations at the estimated $41 million of cash flows would be necessary before the EIUs would be entitled to any distributions. Therefore, even if payout was somehow achieved, which we considered to be very unlikely, the discounted cash flows from such future distributions we believed to be nominal.

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December 20, 2005

We believe each of the factors above are appropriate considerations in determining fair value. Based on our consideration of the factors above, we concluded that a very substantial discount from the $1 per limited partner unit paid by the limited partners was warranted in the determination of the value of the EIUs. We considered a 99% discount to be appropriate after considering the relevant facts and circumstances. Accordingly, we did not record compensation expense and clearly disclosed that fact in the consolidated financial statements.

We initially also considered an additional 40% discount of the value determined above due to the lack of transferability and lack of ability to affect the operations through the EIUs due to a lack of voting rights or control. This additional discount initially, however did not have a significant impact on our determination of value.

In summary, we believed there was a very significant uncertainty about whether the EIUs would ever receive any distributions, even if payout was achieved. If distributions were received, we concluded at that time that the likelihood is that they would be quite small and would be received many years in the future, such that the present value of any such distributions would be insignificant. We believe that supports our judgment that the amount of compensation is immaterial.

Should the Staff have any questions or comments, please contact the undersigned at Tom Mason at (713) 758-4539 or Gillian Hobson of the same firm at (713) 758-3747.

Very truly yours,
ENERGY TRANSFER EQUITY, L.P.

LE GP, LLC, its general partner

By:	/s/ John W. McReynolds
John W. McReynolds President